

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 14, 2011

<u>Via U.S. Mail</u>
Steve Curling
President and Corporate Secretary
Quantum Assets, Inc.
19827-A Henderson Road
Cornelius, NC 28031

> **Re: Quantum Assets, Inc.
>   Item 4.01 Form 8-K
>   Filed May 25, 2011
>   File No. 000-53715**

Dear Mr. Curling:

We issued comments to you on the above captioned filing on May 27, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 28, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 28, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3315 if you have questions regarding comments on the filing and related matters.

Sincerely,

/s/ John T. Archfield Jr.

John T. Archfield Jr.
Staff Accountant